

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 14, 2012

<u>Via E-mail</u>
Kessel D. Stelling
President and Chief Executive Officer
Synovus Financial Corp.
1111 Bay Avenue, Suite # 500
Columbus, Georgia 31901

      Re: Synovus Financial Corp.
             Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2010
             Filed March 1, 2011 and April 26, 2011
             Form 10-Q for the Quarterly Period Ended September 30, 2011
             Filed November 9, 2011
             File No. 001-10312

Dear Mr. Stelling:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Sharon Blume

                  Sharon Blume
                  Assistant Chief Accountant